SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated June 27, 2013.

Document 1

For Immediate Release	June 27, 2013

Sonde Resources Corp. Announces Senior Management Changes

CALGARY, ALBERTA- (Marketwire – June 27, 2013) - Sonde Resources Corp. (“Sonde”) (TSX:SOQ) (NYSE MKT: SOQ) announced today that the Board of Directors has approved the following changes to its Senior Management structure and reporting relationships.

Effective June 30, 2013, Bill Dirks has been appointed President and Chief Operating Officer of Sonde, reporting to the Board.  Mr. Dirks will focus his initial efforts on Sonde’s Western Canada operations and business portfolio, with an emphasis on business development and the ongoing strategic alternatives process launched by the Board earlier this year. Mr. Dirks joined Sonde in 2010 as its Chief Operating Officer.   An industry veteran with 32 years of experience, Mr. Dirks has previously served in senior leadership roles at Shell, Samson Canada and Tecton Energy.

Toufic Nassif, Sonde’s President, N. Africa, will report directly to the Board.  Mr. Nassif will continue to focus his efforts on completion of the previously-announced joint venture initiative for the Joint Oil Block, unitization and development of the Zarat Field, and preparations for upcoming seismic and drilling operations.  Mr. Nassif has over 34 years of international oil and gas experience focused in the North Africa and the Middle East. Prior to his current role he held the position of Vice President and Commercial Director for BP Libya.

Kerry Brittain, Chairman, stated “these changes will help maintain focus on the two value adding components of Sonde. Each individual has unique skills to be applied in dealing with the challenges and opportunities of Western Canada and North Africa.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson, Chief Financial Officer
Phone:	(403) 503-7944
Fax:	(403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	June 27, 2013	By:	/s/ Cheryl Clark
			Name:	Cheryl Clark
			Title:	Controller/Assistant Corporate Secretary